UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on the report on Form 6-K of Elong Power Holding Limited (the “Company”) filed on October 9, 2025, the Company received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) on October 3, 2025 notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until April 1, 2026, to regain compliance with the minimum bid price requirement.

On January 12, 2026, the Company received a letter from Nasdaq notifying the Company that, the Staff has determined that for the last 10 consecutive business days, from December 26, 2025 to January 9, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and this matter has been closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors